UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)1

Crossroads Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

22765D 209
(CUSIP Number)

Jeffrey E. Eberwein Lone Star Value Management, LLC 53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No.	22765D 209	Page 2 of 10 Pages

1	NAMEs OF REPORTING PERSONs
LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,180,893
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,180,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,180,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	22765D 209	Page 3 of 10 Pages

1	NAMEs OF REPORTING PERSONs
LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,180,893
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,180,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,180,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No.	22765D 209	Page 4 of 10 Pages

1	NAMEs OF REPORTING PERSONs
LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
CONNECTICUT

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,180,893
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,180,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,180,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No.	22765D 209	Page 5 of 10 Pages

1	NAMEs OF REPORTING PERSONs
JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
28,943
	8	SHARED VOTING POWER
3,180,893
	9	SOLE DISPOSITIVE POWER
28,943
	10	SHARED DISPOSITIVE POWER
3,180,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,209,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 6 of 10 Pages

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on November 4, 2013 (as amended, the “Filing”), by the Reporting Persons, as defined therein, relating to the common stock, par value $0.001 per share, of Crossroads Systems, Inc., a Delaware corporation (the “Company”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated by deleting Item 3 of the Filing in its entirety and replacing it with the following:

The Shares purchased by Lone Star Value LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). 1,248,365 of the Shares were purchased in open market purchases. 1,288,352 of the Shares and 644,176 shares of Common Stock underlying Warrants were purchased in a private placement by the Company, pursuant to a Securities Purchase Agreement as described in Item 6 below. The aggregate purchase price of the 3,180,893 shares of Common Stock and Warrants beneficially owned by Lone Star Value LP is approximately $4,650,729, excluding brokerage commissions.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated by deleting Item 5 of the Filing in its entirety and replacing it with the following:

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,831,810 shares of Common Stock issued and outstanding, which is the total number reported outstanding as of October 31, 2014 in Amendment No. 4 to the Company’s Registration Statement on Form S-1, filed with the Securities Exchange Commission on November 25, 2014.

The Reporting Persons (other than Mr. Eberwein) may be deemed to beneficially own an aggregate of 2,536,717 shares of Common Stock (the “Shares”) and 644,176 shares of Common Stock underlying Warrants. In addition to the shares held directly by Lone Star Value LP, Mr. Eberwein beneficially owns 22,763 shares of Common Stock issued upon the exercise of options to purchase shares of Common Stock that were issued to Mr. Eberwein in connection with his service as director of the Company and 6,180 options to purchase shares of Common Stock issued in connection with his service that are not exercised.

The Shares beneficially owned by the Reporting Persons (other than Mr. Eberwein) represent approximately 19.3% of the outstanding shares of Common Stock. Mr. Eberwein beneficially owns approximately 19.4% of the outstanding shares of Common Stock.

(a)          2,536,717 shares of Common Stock and 644,176 shares of Common Stock underlying Warrants are beneficially owned directly by Lone Star Value LP. Lone Star Value GP is the general partner of, and controls, Lone Star Value LP. Lone Star Management exercises contractual voting and investment control over securities held by Lone Star Value LP. Mr. Eberwein is the managing member of Lone Star Management and exercises indirect voting and investment control over these securities. By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.

Mr. Eberwein beneficially owns 22,763 shares of Common Stock issued upon the exercise of options to purchase shares of Common Stock that were issued to Mr. Eberwein in connection with his service as director of the Company and 6,180 options to purchase shares of Common Stock issued in connection with his service that are not exercised.

Page 7 of 10 Pages

Lone Star Value GP, Lone Star Management and Mr. Eberwein disclaim beneficial ownership of the Shares held directly by Lone Star Value LP. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(b)          The transactions in the Shares on behalf of Lone Star Value LP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 2,536,717 shares of Common Stock and 644,176 shares of Common Stock underlying Warrants, collectively constituting approximately 19.3% of the outstanding shares of Common Stock, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(d)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The third paragraph of Item 6 is hereby amended and restated by deleting the third paragraph of Item 6 in the Filing in its entirety and replacing it with the following:

On March 31, 2014, Lone Star Value LP entered into that certain Securities Purchase Agreement by and among the Company and the Buyers listed as parties thereto (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, Lone Star Value LP purchased in a private placement 1,288,352 Units (the “Units”). Each Unit consists of one share of the Common Stock and warrants to purchase one-half of a share of Common Stock (the “Warrants”), which became exercisable September 31, 2014. Each of the Company and the Investors made customary representations and warranties and the Purchase Agreement contains customary indemnification provisions.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2014

LONE STAR VALUE INVESTORS, LP

By: Lone Star Value Investors GP, LLC,
its General Partner

By:	/s/ Jeffrey E. Eberwein
Name: Jeffrey E. Eberwein
Title: Manager

LONE STAR VALUE INVESTORS GP LLC

By:	/s/ Jeffrey E. Eberwein
Name: Jeffrey E. Eberwein
Title: Manager

LONE STAR VALUE MANAGEMENT, LLC

By:	/s/ Jeffrey E. Eberwein
Name: Jeffrey E. Eberwein
Title: Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

LONE STAR VALUE INVESTORS, LP

Transaction Date	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)
10/31/2014	300	2.75
12/12/2014	10,000	2.3332	(1)
12/15/2014	10,000	2.2446	(2)
12/16/2014	10,000	2.2923	(3)
12/17/2014	10,000	2.2538	(4)
12/18/2014	10,000	2.3463	(5)
12/19/2014	10,000	2.3922	(6)
12/22/2014	10,000	2.4046	(7)
12/23/2014	10,000	2.3907	(8)
12/24/2014	10,000	2.4328	(9)
12/26/2014	6,900	2.4884	(10)
12/29/2014	5,000	2.5241	(11)
12/30/2014	9,600	2.4919	(12)
12/31/2014	2,5794	2.5794	(13)

1. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.20 to $2.38, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

2. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.20 to $2.32, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

3. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.24 to $2.34, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

4. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.185 to $2.335, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

5. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.30 to $2.41, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

6. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.34 to $2.44, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

7. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.38 to $2.44, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

8. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.34 to $2.44, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

9. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.375 to $2.50, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

10. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.41 to $2.50, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

11. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.48 to $2.59, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

12. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.41 to $2.50, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.

13. The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.49 to $2.66, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.